Exhibit 99.2

Corporate presentation January 9, 2023

This presentation of Reunion Neuroscience Inc (the “Company”) is for information only and shall not constitute an oﬀer to buy , s ell, issue or subscribe for, or the solicitation of an oﬀer to buy, sell or issue, or subscribe for any securities in any jurisdiction in which such oﬀer, solici tat ion or sale would be unlawful. The information contained herein is subject to change without notice and is based on publicly - available information, internally dev eloped data, third party information and other sources. The third party information has not been independently verified. While the Company may not have verified the third party information, nevertheless, it believes that it obtained the information from reliable sources and has no reason to believe it i s not accurate in all material respects. Where any opinion or belief is expressed in this presentation, it is based on the assumptions and limitations mention ed herein and is an expression of present opinion or belief only. No warranties or representations can be made as to the origin, validity, accuracy, completene ss, currency or reliability of the information. The Company disclaims and excludes all liability (to the extent permitted by law), for losses, claims, damages, de mands, costs and expenses of whatever nature arising in any way out of or in connection with the information in this presentation, its accuracy, completenes s or by reason of reliance by any person on any of it. The information contained in this presentation does not purport to contain all the information that may be necessary or desirable to fully and accurately evaluate an investment in securities of the Company and is not to be considered as a recommendation by the Compa ny that any person make an investment in the Company. The information in this presentation is not intended to be relied upon as advice to investors or pot ential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. This presentation should not be construed as legal, financial or tax advice to any individual, as each individual’s circumstances are diﬀerent. Readers should consult with their own profe ssi onal advisors regarding their particular circumstances Neither this presentation nor any copy of it may be taken or transmitted into or distributed in any ot her jurisdiction which prohibits the same except in compliance with applicable securities laws. Any failure to comply with this restriction may constitute a violati on of applicable securities law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions and the Company does no t accept liability to any person in relation thereto. Cautionary note to United States investors This presentation does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy, nor shall there be any sale of securities of the Company in any jurisdiction in which an oﬀer, solicitation or sale would be unlawful prior to regis tra tion or qualification under the securities laws of such jurisdiction. The securities of the Company described herein have not been and will not be registered u nder the United States federal or state securities laws and may not be oﬀered or sold in the United States, or to, or for the account or benefit of, “U.S. Person s” as such term is defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), unless an exemption from re gistration is available. Prospective investors will be required to represent, among other things, that they meet the definition of “accredited investor” (as defined in Rule 501(a) of the U.S. Securities Act) and are familiar with and understand the terms of the oﬀering and have all requisite authority to make suc h investment. Securities sold in the United States will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act. The securities may be resold, pledged or otherwise transferred only pursuant to an eﬀective registration statement under the U.S. Securities Act or pursuant to an applicable exem ption from the registration requirements of the U.S. Securities Act IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE C OMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING PASSED ON THE ACCURACY OR ADEQUACY OF THIS PRESENTATION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Forward - looking statements This presentation, together with any supplements and any other information that may be furnished to prospective investors by the Company, contains certain statements that may constitute “forward - looking information” or “forward - looking statements” unde r applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, perform ance or achievements that the Company anticipates or expects may or will occur in the future (in whole or in part) should be considered forward - looking infor mation. In some cases, forward - looking information is identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect ”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases and the negatives of such expressions, including reference s to assumptions. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations or future actions. Th ese forward - looking statements are based on currently available competitive, financial and economic data and operating plans as of the date of this presentati on but are subject to known and n risks, uncertainties and other factors that may cause actual results, performance or achievements or industry results to be mat erially diﬀerent from those expressed or implied by such forward - looking information. Such factors are based on information currently available to the Comp any, including information obtained from third - party industry analysts and other third party sources, and are based on management’s current expectations r egarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. The forwa rd - looking information contained in this presentation is expressly qualified by this cautionary statement. A number of risks, uncertainties and other factors could cause actual results to diﬀer materially from the results discussed in the forward - looking information, including, but not limited to, the following: the ability of Reunion to secure additional financing for current and future operations and capital projects, as needed; future issuances or actual or potential sales of securities; negative operating cash flows; limited oper ati ng history as a public company; the expected future losses of Reunion and profitability; significant risks inherent in the nature of the drug development industr y; risks associated with failure to achieve its publicly announced milestones according to schedule, or at all; reliance on contract researchers; reliance on con tra ct manufacturers; violations of laws and regulations; reliance on the capabilities and experience of its key executives and scientists; risks related to third - party licenses; changes in patent law; litigation regarding patents, patent applications, and other proprietary rights; reliance on third parties; the ability of Re uni on to secure additional financing for current and future operations and capital projects, as needed, which may not be available on acceptable terms, or at all; Reu nio n’s dependence on management and key personnel; general economic, market and business conditions, early stage industry growth rates, the risks associated wit h competition from other companies directly or indirectly engaged in Reunion’s industry; negative results from clinical trials; foreign currency excha nge rate fluctuations; the risks and costs associated with being a publicly traded company; the impact of the COVID - 19 pandemic; drug development risks, including: t he Company’s ability to: (a) complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating clinical trials, (b) meet eligibility requirements for clinical testing and more complex clinical trials, (c) recruit suitable patients for clinical trials, and (d) o btain regulatory approvals prior to any clinical trials, or obtain approval of phase 1 human trials, if any; substantial risks of regulatory or political change; the ab ility to obtain necessary government permits and licences ; negative cash flow from operating activities; management of growth; intellectual property; litigation; insurance coverage; con flicts of interest; enforcement of legal rights; enforcement of legal rights in foreign jurisdictions; violations of laws and regulatio ns related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory appr ova l process; cyber - attacks; reliance upon insurers and governments; and the performance of Reunion’s affiliate, Field Trip Health & Wellness Ltd. Readers are caut ion ed that the foregoing list is not exhaustive.  Forward - looking information reﬂects the Company’s current beliefs and is based on information currently available to the Company and on assumptions it believes to be reasonable. In some instances, material factors or assumptions are discussed in this presentation in connectio n with statements containing forward - looking information. Such statements are based on the current expectations and views of future events of the management of Reunion and are based on assumptions and subject to risks and uncertainties, many of which are beyond Reunion’s control. Although the man age ment of Reunion believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward - looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affect ing the companies, including the funds available to Reunion and the use of such funds, the timing, completion and potential outcome of testing and research on Re union’s drug trial candidates, RE104 and the RE 200 Series, including the ability to recruit patients, to retain and identify clinical partners, and to opti miz e dosage amounts, the likelihood and ability of Reunion to complete an investigational new drug application and obtain regulatory approvals, as required, prior to in itiating further clinical trials for RE104 and molecules within the RE200 Series, the ability of Reunion to meet eligibility requirements for clinical testing and th rough to more complex clinical trials, the ability of Reunion to protect and expand its intellectual property portfolio, the performance of Reunion’s affili ate , Field Trip Health & Wellness Ltd., the ability of Reunion to produce and supply its drug trial candidates, market conditions, economic factors, management's ability to manage and to operate the business. For a more detailed discussion of risks and other factors, see the information disclosed in the Company’s annual information for m dated June 29, 2022 and subsequent quarterly reports under the heading "Risk Factors", or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under the Company’s SEDAR and EDGAR profiles. Cautionary note regarding future - oriented financial information To the extent any forward - looking statement in this presentation constitutes “future - oriented financial information” or “financi al outlooks” within the meaning of applicable Canadian securities laws, such information is being provided to demonstrate the anticipated market penetration an d the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future - ori ented financial information and financial outlooks. Future - oriented financial information and financial outlooks, as with forward - looking statements generally, are, without limitation, based on the assumptions and subject to the risks set out above under the heading “Forward - looking Statements”. The Company’s actual fina ncial position and results of operations may diﬀer materially from management’s current expectations and, as a result, the Company’s revenue and expenses.

reunion NEUROSCIENCE

Mainstream Mental Health Headlines Q4 2022

- 12/9 — The Washington Post — As student mental health needs soar, schools turn to telehealth
- 12/9 — AXIOS — Mental health care needs are increasing, but there's hope
- 12/8 — USA TODAY — **A family asked police to help man struggling with metal illness. Instead, they shot him.**
- 12/2 — T — I'm an N.Y.C. Paramedic. I've Never Witnessed a Mental Health Crisis Like This One.
- 12/2 — T — 35 Years of Efforts to Address Mental Illness on New York Streets
- 10/21 — WSJ — Colleges Tap Outside Companies to Address Student Mental-Health Crisis
- 10/20 — Forbes — Toxic Workplaces Could Damage Mental Health, Surgeon General Warns
- 10/11 — NEWS — **Anxiety screening for children should begin as early as 8, task force advises**
- 10/10 — PBS — U.S. military aims to address mental health as suicides rise
- 10/10 — FOX NEWS — **World Mental Health Day: "It's OK to ask for support or help"**
- 10/10 — U.S.News & WORLD REPORT — As Suicides Rise, US Military Seeks to Address Mental Health
- 10/5 — CNN health — **90% of US adults say the United States is experiencing a mental health crisis, CNN/KFF poll finds**

3

Psychedelic-Focused Headlines Q4 2022

reunion NEUROSCIENCE

- 12/9 — MedCityNews — How One Company is Making Psychedelic Therapy a Workplace Benefit
- 12/6 — STAT — Psychedelic therapy is moving to the next frontier: workplace perk
- 12/5 — FORTUNE — A CEO saw how psychedelics treated his best friend's mental illness. Now his firm wants to bring the drugs to the masses
- 12/4 — Mashable — When virtual reality meets psychedelic therapy
- 11/29 — Men'sHealth — Could the Latest Science on Psychedelics Revolutionize the Way We Understand our Minds?
- 11/10 — Forbes — Colorado Voters Approve Legalizing Psychedelic Mushrooms
- 11/3 — FOX NEWS channel — US veterans with PTSD turn to psychedelic drugs oversees as VA frustration grows
- 11/3 — wp — Psychedelic mushroom dose can treat stubborn depression, trial suggests
- 11/3 — CNN health — Severe depression eased by single does of synthetic 'magic mushroom'
- 10/26 — NBC NEWS — NIH-funded psychedelic trial will study whether hallucinogen can help smokers quit
- 10/25 — T (The New York Times) — With Promise of Legalization, Psychedelic Companies Joust Over Future Profit
- 10/21 — Pharmacy Times — Psychedelic Medicine May Offer a Better Solution to Overcome Alcoholism
- 10/11 — Forbes — To Standardize Psychedelic Therapy, A New Organization Launches
- 10/4 — Psychiatric Times — Interest Grows in Treatment of Mood Disorders by Classic Psychedelics
- 9/28 — nature — Hope that psychedelic drugs can erase trauma
- 9/28 — nature — The psychedelic remedy for chronic Pain

4

• Reunion Neuroscience is a clinical - stage drug development company focused on innovating therapeutic solutions for mental health conditions . • The Company’s lead asset, RE 104 is a proprietary, novel psychedelic serotonergic drug being developed for post - partum depression as a potential fast - acting antidepressant with durable efficacy . Reunion is currently undertaking Phase 1 Clinical Trials on RE 104 in Australia . • Strong IP protection with patent granted for exclusive rights for the composition of matter, use and manufacturing of RE 104 until 2041 . • Reunion Neuroscience is dual - listed on Nasdaq and the Toronto Stock Exchange (symbol REUN ) . • Reunion was formed as a standalone public company as a result of a spinout of its former clinic and technology business units to Field Trip Health & Wellness, an independent public company . Introducing Reunion Neuroscience Inc. 5

The Urgent and Unmet Needs of Mental Health

reunion NEUROSCIENCE

900 M
Affected by mental health disorders globally

322 M
Suffering with depression globally

800,000
Deaths from suicide globally

1 person dies by suicide every 11 minutes in the US

Only 1 in 3
patients adequately respond to first-line therapy

Approx. 30%
*of patients respond inadequately to treatment and are considered **treatment resistant (TRD)***

80% *of deaths during first postpartum year are due to mental illness with suicide as leading cause*

1 in 4
pregnancy-related deaths are attributable to mental health conditions (PPD)

Depression Market

First onset depression (MDD)	Treatment Resistant Depression (TRD)	Postpartum depression (PPD)
~24 m	~6 m	~0.3 m
First-line	Treatment Resistant	Postpartum

~$20 bn
Estimated global anti-depressant sales in 2023

Sources: www.who.int/news/fact-sheets/detail/depression ; www.ncbi.nim.nih.gov/pmc/articles/PMC5007565/ ; World Health Organization – Disease Burden 2000-2019 (2020); Al Harbi.Treatment-resistant depression: therapeutic trends, challenges, and future directions. Patient Prefer Adherence (2012) ; FastStats - Depression (cdc.gov)

6

COVID - 19 Pandemic Increased Demand for Mental Health Treatment American Psychological Association 2021 Practitioner Survey* demonstrates ↑ demand across all treatment areas: Greatest increases: ▪ Depressive disorder ▪ Anxiety disorder ▪ Trauma - and stress - related disorders Capacity increases: ▪ 43% ↑ new patients ▪ 62% ↑ referrals ▪ 68% ↑ waitlist 7 *

Limitations of Traditional Antidepressants Traditional Antidepressants* ▪ Slow onset of action (several weeks) ▪ Poor response rates (~30% treatment resistant) ▪ Adverse events (AEs) lead to product switching or combinations, complicated treatment algorithms for prescribers ▪ Common bothersome AEs include dry mouth, nausea, weight gain, and sexual dysfunction ▪ Long - term/continuous administration *Mayo Clinic includes TCA, SSRI, SNRI, MAOI https://www.mayoclinic.org/diseases - conditions/depression/in - depth/antidepressants/art - 20046273 8

Reunion’s Focus – Serotonergic Psychedelics Present Advantages Mechanism – Serotonin agonism ▪ Fast onset after a single dose (<24h) ▪ High initial response rates (up to 70%) with psilocybin and DMT in early trials ▪ Complete remission rates up to 30% at 3 weeks and durable efficacy to 12 weeks, with 20% sustained responses after a single dose (psilocybin) ▪ Few AEs, mostly acute and limited to pharmacology of psychedelics ▪ Not shown to be addictive 9 Galvao - Coelho N et al. Psychopharmacology. 2021;238:341 - 54. Goodwin G et al. N Engl J Med . 2022;387:18 .

Mechanistic Phases of Serotonergic Psychedelic Treatment




3 µm
New spine formation

Acute Effects – "Circuit Reboot"

In-clinic/Monitored

Disruption of traditional patterns of thinking and acute stimulation of neural connectivity providing insights.*

Durable Effects – "New Normal"

Post-dose/Integration

Continuous effects lead to neuroplasticity and changes in neural structure resulting in new and strengthened connectivity.†

Acute and long-term outcomes are augmented by the addition of psychological support sessions:

- "preparation" before,
- "exploration" during and
- "integration" after dosing

* Mohan et al. 2016 *YJBM* 89, 49-57. †Olson et al 2018 *Cell reports*, 23(11), 3170-3182 and deVos et al. 2021 *Front Psychm* 12, 1.

10

Mission: To Develop Innovative Therapeutic Solutions for Underserved Mental Health Conditions

reunion NEUROSCIENCE

Mechanistic Rationale

- Serotonin-2A agonism can catalyze psychotherapy through stimulation of neuroconnectivity and neuorplasticitiy
- Can result in fast onset relief and durable outcomes that last beyond dose exposure

Classical Psychedelic Shortcomings

- Prolonged psychoactive state (6-8 hours)
- Extensive monitoring and clinical resource burden
- Limited IP

Novel Serotonergic Psychedelics

- Short duration psychoactive state
- Leverage known chemical structures and improve bioavailability
- Strong IP


RE104
Phase 1
RE200's
Discovery

11

Activity profile of 4 - OH - DiPT was originally described by Alexander Shulgin, the “Godfather of MDMA”. PhD Chemistry (Harvard, UC Berkley) Studied Psychiatry, Neurology (UCSF) Employed: Dow Corning, DEA (expert) Introduced MDMA to psychotherapy and is credited as the Godfather of Psychedelics. Author of TIHKAL and PIHKAL describing his personal subjective experience with over 250 tryptamines and phenethylamines. 12 12 “I truly doubt that there is another psychedelic drug, that can match 4 - OH - DiPT for speed, intensity, and brevity . To be on a trip and then to be back pretty much in 2 hours …most unusual. If there will ever be an acceptance of drugs such as these, a short duration is of extreme value to both the patient and the therapist .” - From TIHKAL (1997, A Shulgin)

RE104 – Reunion's Lead Clinical-Stage Asset

reunion NEUROSCIENCE

Design Factor	Rationale
4-OH-DiPT	RE-104 is a prodrug of 4-OH-DiPT (isoprocin). The active species has short duration of action, few metabolites, fast elimination. Pharmacology similar to 4-OH-DMT (psilocybin active form)
Prodrug design	Overcomes weaknesses of 4-OH-DiPT, by improving solubility, stability and bioavailability, yet prodrug is cleaved rapidly by endogenous enzymes.
Prodrug moiety (glutarate)	Glutarate is endogenous and is added in a direct, scalable, proprietary synthesis method under Good Manufacturing Practices (GMP) control.
Injectable formulation	Fast onset and reproducible pharmacokinetics to predictable optimize duration and peak experience, predictable, efficient monitoring plan.

RE104 Structure

Isoprocin-glutarate



HO
O
O
O
N
NH

13

RE104’s Pharmacological Profile is Similar to Psilocybin 14 5HT2A Binding Psilocybin RE104 Active form 110 nM 4 - OH - DMT 120 nM 4 - OH - DiPT Anecdotal reports indicate 4 - OH - DiPT is a psychedelic hallucinogen with short duration ( 2 - 3 h) of the acute phase . Relative Binding Constants* 4 - OH - DMT 4 - OH - DiPT Neurotransmitter transporters Serotonergic receptors Sigma receptors Dopaminergic receptors Histidine receptor Trace - amine receptor nM , nanomolar * Relative binding 2A normalized, produced internally from various sources, including PDPS (B Roth), Klein 2020 ACS Pharmacol and Rickli 2016 Eur Neuropharmacol 4 - OH - DMT 4 - OH - DiPT

RE104 Unique Pharmacokinetics 15 Psilocybin RE104 ROA oral sc inj Active form 4 - OH - DMT 4 - OH - DiPT Tmax (min) 90 - 120 60 t 1/2 (min) 120 35 PK profiles of active substances* in rodent model 4 - OH - DMT ** 4 - OH - DiPT sc , subcutaneous; ROA, route of administration *Active drug levels after administration of prodrug ** Chen 2011 J Chrom B Reunion internal data on file ▪ Head - twitch response (HTR) is a biomarker for central 5HT2A activation and correlates to hallucinogenic potential ▪ HTR shows strong proportionality to plasma concentration for 4 - OH - DiPT and 4 - OH - DMT

Patent granted April 5, 2022 via Track One process ▪ Priority June 30, 2020 ▪ Expiry June 30, 2041 ▪ Favorable PCT ISR/Written Opinion Patent claims: ▪ COM/NCE, family of hemi - esters of HO - tryptamines, including 4 - OH - DiPT and 4 - OH - DMT ▪ Formulations, including RE104 developmental project ▪ Methods of use ▪ Synthesis/manufacturing process 16 RE104 Intellectual Property Extends to 2041

RE104 Preclinical and CMC Phase 1 Chemistry, Manufacturing & Controls (CMC) complete ▪ 2 GMP compliant global API suppliers ▪ 2 GMP drug product manufacturers ▪ Further scale - up and process optimization ongoing Observations from IND - enabling safety pharmacology and toxicology to date ▪ Defined NOAEL (no observed adverse effect level) in rodent and non - rodent ▪ No genotoxicity alerts ▪ Insignificant cardiovascular pharmacology report ( hERG , ECG, cardiac rhythm) ▪ Positive neurological safety ▪ Positive pulmonary safety ▪ Pharmacokinetic and metabolic profiles in 3 animal models (1 rodent, 2 non - rodent) 17

A Double - Blind, Randomized, Placebo - Controlled Study to Investigate the Safety, Tolerability, and Pharmacokinetics of Single, Ascending, Subcutaneous Doses of RE104 HCl In Healthy Volunteers RE104 Phase 1 Design and Timelines 18 Endpoints • Primary: Safety and tolerability of a single dose • Secondary: Pharmacokinetics RE104 and 4 - OH - DiPT • Exploratory: Pharmacodynamic parameters (PRO*) • DEQ for intensity and duration of experience • MEQ for subjective feelings during experience * PRO = patient reported outcomes, validated questionnaires, DEQ = drug effect questionnaire, MEQ = mystical effect questionnaire, QOL/SSWL = quality of life, satisfaction with life questionnaires Design • Up to 6 cohorts of 8 psychedelic - experienced, healthy volunteer participants randomized 3 active: 1 placebo • 2 sentinel subjects (1 active, 1 placebo) for safety • Single dose ranging from a low, possibly subperceptual dose, up to doses producing hallucinogenic effects • Dose escalation after review by safety committee Study start: July 2022 Interim readout (cohorts 1 - 4): Q1 2023 Study complete: Q2 2023

RE104 Phase 1 Q1 2023 Deliverables 19 ▪ Safety: ▪ Are there any safety signals that suggest additional monitoring or eligibility criteria be addressed in phase 2? ▪ At what dose is the probability of challenging experiences “too high”? ▪ Pyschoactive experience duration and pharmacokinetics (PK): ▪ What is the mean and median duration of psychoactive experience as measured by DEQ at each dose level and is there any dose dependence? ▪ What is the PK profile at each dose level and is there any dose dependence? ▪ How does this compare to psilocybin at comparable doses? ▪ What dose results in a “complete mystical experience” with acceptable safety? ▪ At what dose level do we achieve the highest proportion of MEQ30 total and domain scores >60%? ▪ What are the pharmacokinetics of this dose and how do they correlate with duration of experience? ▪ What is the safety profile of this dose? ▪ How do safety and duration of the RP2 dose compare to psilocybin?

RE104 Phase 1 Top - line Interim Results 20 ▪ First - in - human Phase 1 study in n=32 healthy volunteers ▪ Four ascending dose cohorts of 8 subjects (n=6 active RE104, n=2 placebo) ▪ RE104 was shown to be safe and well tolerated, with no serious or severe adverse events at any of the four dose levels ▪ Pharmacodynamic effects demonstrated psychedelic experience of approximately 3 - 4 hours --- about half the 6 - 8 hour experience reported in the literature with psilocybin ▪ RE104 dose level identified for “complete mystical experience” on the validated MEQ30 (score ≥60% in each of four domains) ▪ Complete mystical experience has been shown to correlate with psychedelic treatment response in clinical trials of patients with depression, anxiety and substance use disorder ▪ Data provides robust justification for selecting a dose of RE104 that could yield clinical efficacy in Phase 2 treatment trials MEQ30, Mystical Experience Questionnaire 30 Reunion Neuroscience Inc. Corporate Press Release: January 9, 2023.

RE104 Phase 2 Indication Selection Depression $ 4B addressable market* with 1 approved product Premium pricing possible Short development/ potential for fast timeline $ 20B addressable market * highly competitive landscape 3 rd line medication with less pricing power Consider development as second indication Indications Considered: Criteria for Evaluation: Target Indications: Postpartum Depression (PPD) Treatment - Resistant Depression (TRD) Scientific Rationale Clinical Development Addressable Population Competitive Headroom P&MA Favorability Strategic Fit Psychiatric 21 Neurological Other Scale Speed * Business and commercial development plans for RE - 104, developed by Bloom - Burton HC/Investment Banking (Canada) and Clearview C onsultants (US)

RE104 Potential PPD Product Profile

	Investigational		FDA approved	In clinical use
Parameter	**RE104** (Isoprocin Glutarate) PPD	Psilocybin TRD	Zulresso® (brenaxolone) PPD	SSRI TRD, PPD
Pharmacology	**Serotonergic Psychedelic**	Serotonergic Psychedelic	Benzodiazepine like	Classical antidepressant
Single dose	✓	✓	60-hr infusion	
Short psychoactive state (<4h)	✓		n/a	n/a
Fast relief	✓	✓	✓	
Significant response rates	✓	✓	✓	
Fast return to breastfeeding (24-48 hr)	✓			Not labeled for use while breastfeeding
Durable response (>28 days)	✓	✓	✓	Only with continuous dosing
Composition of matter patent	✓		✓	

All parameters presented are based on publicly available information.

22

Proposed Randomized Phase 2 Study Schema

reunion NEUROSCIENCE

Population

- Female, age 18-45
- ≤12 months post-partum
- PPD Diagnosis (DSM-5 Axis I: onset during pregnancy or ≤ 4 weeks from delivery)
  - Moderate or severe based on HAMD-17 and CGI
- Overtly healthy

R 1:1

n=40

RE104 HCl

Single subcutaneous

Dose TBD

Placebo

Single subcutaneous

(saline)

Primary Endpoint

- Change in total HAMD-17 score from baseline at hour 24

Key Secondary Endpoints*

- HAMD-17 response (≥ 50% reduction)
- HAMD-17 remission (score ≤ 7)
- MEQ and DEQ measures of psychoactivity
- Safety and tolerability

Screening and two 1-hour preparatory sessions

Administration on day 0
Integration session at hour 24

Follow-up days 2, 7 and 30

* Additional secondary and exploratory endpoints not shown

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▪ Phase 1 readout of safety and intensity will guide dose selection for Phase 2 ▪ Prior precedent in PPD will serve as a roadmap for Phase 2 development ▪ Open IND with Phase 2 PPD Protocol in 2023 ▪ Positive Phase 2 POC in PPD would be indicator for other depression indications RE104 Regulatory and Clinical Development 24 $4B Addressable Market $20B Addressable Market Phase 2/3 TRD or other indications Phase 3 PPD Phase 2 PPD ▪ Population PK substudy ▪ Lacteal transfer substudy Phase 1 (AU) Intensity of psychoactivity known proxy on effective dose PreIND with FDA Confirm pathway into Phase 2 2022 2023 2024 2025 and beyond

RE200’s – Developing Better Tolerated and More Selective Serotonergic Psychedelics Conceived to address a broader population with unmet need by designing molecules with improved selectivity ▪ Reduced serotonin - 2B agonism may allow dosing in high - risk patients ▪ Reduced psychoactivity allowing at - home medication (no monitoring) ▪ Greater accessibility to patient populations excluded or self - excluded from psychedelic therapies because of fear of psychoactivity or pre - existing CV risks ▪ Ability to address broader range of therapeutic options (chronic or maintenance) ▪ Additional indications potential due to better targeting of pharmacology selectivity RE200 Family Selective and Specific Psychedelic Market 2 nd Generation (RE104) Psychedelic Market 1 st Generation Classical Psychedelic Market 25

26 Reunion Team 26 Nathan Bryson, PhD Chief Science Officer Greg Mayes President & Chief Executive Officer Edward Smith Chief Financial Officer Curtis Weber, CLO General Counsel, Corporate Secretary Aviva Asnis - Alibozek, DMSc , PA - C Vice President, Medical Affairs Beatrix Taylor, MSc Vice President, Clinical & Regulatory

27 Scientific/Clinical Advisors Anita Clayton, MD Psychiatry Sidney Kennedy, MD Psychiatry Matt Johnson, PhD Psychology Michael Ehlers, MD, PhD Robert Alexander, MD Psychiatry, Neurology Sheryl Kingsberg, PhD Psychology

28 Barry Fishman Ellen Lubman Greg Mayes Joseph del Moral Chairman and Founder Dieter Weinand Helen Boudreau Board of Directors 28 Hannan Fleiman

Investment Highlights 29 ▪ Lead asset - RE104 is a patented, clinical - stage serotonergic psychedelic with a differentiated composition profile designed to offer key therapeutic advantages ▪ Short duration psychedelic experience and fast - onset efficacy ▪ Durable efficacy from a single dose (months) ▪ Strong IP protection with patent granted for exclusive rights for the composition of matter, use, and manufacturing until 2041 ▪ Phase 1 clinical trial in progress, readout expected in Q1 2023 ▪ Experienced biotech team with impressive scorecard in CNS ▪ Advancing discovery pipeline of new chemical entities (RE200’s) with potential for reduced cardiovascular liability, reduced psychoactivity, and therefore potential for self - administration to treat a number of additional mental health indications

CONTACT US info@reunionnuero.com

RE104 Psychedelic Development Landscape

	Serotonergic					Nonspecific	NMDA antagonists	
Parameter	Reunion	Compass	Cybin	GH Research	Small	MAPS	Janssen	atai (Perception)
Drug Candidate	**RE-104 Isoprocin Glutarate**	Comp360 Psilocybin*	CYB003 D-psilocin	GH001 5-MeO-DMT	SPL026 DMT	MDMA	Spravato® (S-ketamine)	PCN-101 R-ketamine
Route of Admin	**subQ**	oral	oral	inhaled	IV	oral	nasal	IV
Development Phase	**1**	2	1	2a	1/2a	3	Marketed	1
Dosing	**Single**	Single	Single	IDE 2-3 doses	Single			
Drug (COM) Patent	✓		✓				✓	✓
Psychoactive State <4h	✓		Preclinical only	30min + 3h btw repeat doses	✓		✓	✓
Intermittent Use	✓	✓	✓	✓	✓	Repeat dosing	Chronic, repeat dosing	Chronic, repeat dosing

31

IDE, individualized dose escalation; COM, composition of matter
All parameters presented are based on publicly available information